                           SECURITY AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                      FORM 11-K



[x] Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of
    1934 (Fee Required)

    For the fiscal year ended                 December 31, 1996
                               -------------------------------------------------


                                          OR

[ ] Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

    For the transition period from __________________ to ______________________


    COMMISSION FILE NUMBER ______________

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         INTERNATIONAL RECTIFIER CORPORATION
                                  233 KANSAS STREET
                            EL SEGUNDO, CALIFORNIA  90245

                                      SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



             INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN



                                       /s/ Michael P. McGee
                                       --------------------
                                       Michael P. McGee
                                       Member of Administrative Committee

                                  TABLE OF CONTENTS

                                      ----------


                                                                           PAGE
                                                                           ----

Report Of Independent Accountants                                            2


Financial Statements:

    Statement Of Net Assets Available For Benefits With Fund Information
        As Of December 31, 1996                                              4

    Statement Of Net Assets Available For Benefits With Fund Information
        As Of December 31, 1995                                              5

    Statement Of Changes In Net Assets Available For Benefits
        With Fund Information for the year ended December 31, 1996           6

    Notes To Financial Statements                                            7


Supplemental Schedules:

    Item 27a - Schedule Of Assets Held For Investment Purposes
        As Of December 31, 1996                                             15

    Item 27d - Schedule Of Reportable Transactions
        For The Year Ended December 31, 1996                                16


Exhibit:

(23.1) Consent Of Independent Accountants

                           REPORT OF INDEPENDENT ACCOUNTANTS

                                      ----------


To The Plan Administrator
International Rectifier Corporation



We have audited the accompanying statements of net assets available for benefits of International Rectifier Corporation Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.

Newport Beach, California
June 9, 1997

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               AS OF  DECEMBER 31, 1996
                                      ----------

                                                                                 Participant-Directed
                                                        ----------------------------------------------------------
                                                                                               FDIC         Stable
                                                                                  Cash        Pooled        Value       Intermediate
                                                                      Unit      Clearing      Savings       Income       Term Bond
                                                       Units          Value       Fund         Fund          Fund          Fund
                                                       -----          -----     --------      -------       ------      ------------
Investments at fair value:
  FDIC Pooled Savings Fund (cost:  $3,904,470)        3,904,470       $1.00                  $3,904,470
  Stable Value Income Fund (cost:  $3,900,631)        3,900,636       $1.00                                $3,900,636
  Intermediate Term Bond Fund (cost:  $2,889,725)       277,729      $10.18                                             $2,827,285
  Value Momentum Equity Fund (cost:  $6,004,327)        359,962      $20.57
  Growth Equity Fund (cost:  $4,992,643)                290,722      $19.34
  Unit in Company Stock Fund  (cost:  $3,662,983)       242,453      $15.25
  Participant Loan Fund  (cost:  $1,689,274)          1,689,274       $1.00
  Stock Liquidity Fund  (cost:  $107)                         8       $1.00
                                                                                              ---------     ---------     ---------
           Total investments                                                                  3,904,470     3,900,636     2,827,285
                                                                                              ---------     ---------     ---------
Receivables:
   Employer contributions                                                       $229,061
   Employee contributions                                                        192,286
                                                                                 -------
           Total receivables                                                     421,347
                                                                                 -------      ---------     ---------     ---------
Cash                                                                                 329          -             -             -
                                                                                 -------      ---------     ---------     ---------
           Net assets available for benefits                                    $421,676     $3,904,470    $3,900,636    $2,827,285
                                                                                 -------      ---------     ---------     ---------
                                                                                 -------      ---------     ---------     ---------

                                                                                 Participant-Directed
                                                        -----------------------------------------------------------------
                                                           Value        Growth
                                                          Momentum      Equity       Company       Participant
                                                        Equity Fund      Fund       Stock Fund      Loan Fund       Total
                                                        -----------     ------      ----------     -----------      -----
Investments at fair value:
  FDIC Pooled Savings Fund (cost:  $3,904,470)                                                                   $3,904,470
  Stable Value Income Fund (cost:  $3,900,631)                                                                    3,900,636
  Intermediate Term Bond Fund (cost:  $2,889,725)                                                                 2,827,285
  Value Momentum Equity Fund (cost:  $6,004,327)        $7,404,427                                                7,404,427
  Growth Equity Fund (cost:  $4,992,643)                              $5,622,563                                  5,622,563
  Unit in Company Stock Fund  (cost:  $3,662,983)                                   $3,697,408                    3,697,408
  Participant Loan Fund  (cost:  $1,689,274)                                                       $1,689,274     1,689,274
  Stock Liquidity Fund  (cost:  $107 )                                                       8                            8
                                                         ---------     ---------     ---------      ---------    ----------
           Total investments                             7,404,427     5,622,563     3,697,416      1,689,274    29,046,071
                                                         ---------     ---------     ---------      ---------    ----------
Receivables:
   Employer contributions                                                                                           229,061
   Employee contributions                                                                                           192,286
                                                                                                                 ----------
           Total receivables                                                                                        421,347
                                                         ---------     ---------     ---------      ---------    ----------
Cash                                                         -             -             -              -               329
                                                         ---------     ---------     ---------      ---------    ----------
           Net assets available for benefits            $7,404,427    $5,622,563    $3,697,416     $1,689,274   $29,467,747
                                                         ---------     ---------     ---------      ---------    ----------
                                                         ---------     ---------     ---------      ---------    ----------

The accompanying notes are an integral part of these financial statements.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               AS OF DECEMBER 31, 1995
                                      ----------

                                                                               Participant-Directed
                                                         ----------------------------------------------------------------------
                                                                                             FDIC       Stable
                                                                                 Cash       Pooled      Value      Intermediate
                                                                    Unit       Clearing     Savings     Income       Term Bond
                                                        Units       Value        Fund        Fund        Fund          Fund
                                                        -----       -----      --------     -------     ------     ------------
Investments at fair value:
  FDIC Pooled Savings Fund (cost:  $3,431,761)           3,431,761    $1.00               $3,431,761
  Stable Value Income Fund (cost:  $3,391,108)           3,391,108    $1.00                            $3,391,108
  Intermediate Term Bond Fund (cost:  $2,667,424)          254,682   $10.60                                         $2,699,631
  Value Momentum Equity Fund (cost:  $4,714,050)           311,137   $17.45
  Growth Equity Fund (cost:  $3,678,030)                   232,033   $17.15
  Company Stock Fund  (cost:  $1,920,113)                  143,056   $25.00
  Participant Loan Fund  (cost:  $1,044,681)             1,044,681    $1.00
                                                                                           ---------    ---------    ---------
       Total investments                                                                   3,431,761    3,391,108    2,699,631
                                                                                           ---------    ---------    ---------
Receivables:
  Employer contributions                                                                      26,337       28,284       20,517
  Employee contributions                                                                      35,647       38,513       27,544
  Dividends and interest                                                                       4,783       14,278
                                                                                           ---------    ---------    ---------
       Total receivables                                                                      66,767       81,075       48,061
                                                                                           ---------    ---------    ---------
Cash                                                                           $44,030
                                                                               -------    ----------   ----------   ----------
       Net assets available for benefits                                       $44,030    $3,498,528   $3,472,183   $2,747,692
                                                                               -------    ----------   ----------   ----------
                                                                               -------    ----------   ----------   ----------

                                                                               Participant-Directed
                                                       ----------------------------------------------------------------
                                                          Value         Growth
                                                         Momentum       Equity        Company     Participant
                                                       Equity Fund       Fund       Stock Fund     Loan Fund      Total
                                                       -----------      ------      ----------    -----------     -----
Investments at fair value:
  FDIC Pooled Savings Fund (cost:  $3,431,761)                                                                 $3,431,761
  Stable Value Income Fund (cost:  $3,391,108)                                                                  3,391,108
  Intermediate Term Bond Fund (cost:  $2,667,424)                                                               2,699,631
  Value Momentum Equity Fund (cost:  $4,714,050)        $5,429,337                                              5,429,337
  Growth Equity Fund (cost:  $3,678,030)                              $3,979,368                                3,979,368
  Company Stock Fund  (cost:  $1,920,113)                                           $3,576,391                  3,576,391
  Participant Loan Fund  (cost:  $1,044,681)                                                      $1,044,681    1,044,681
                                                         ---------     ---------     ---------     ---------   ----------
       Total investments                                 5,429,337     3,979,368     3,576,391     1,044,681   23,552,277
                                                         ---------     ---------     ---------     ---------   ----------
Receivables:
  Employer contributions                                    38,963        36,642        30,893                    181,636

  Employee contributions                                    52,001        48,169        38,882                    240,756
  Dividends and interest                                                                    18                     19,079
                                                         ---------     ---------     ---------     ---------   ----------
       Total receivables                                    90,964        84,811        69,793         -          441,471
                                                         ---------     ---------     ---------     ---------   ----------
Cash                                                                                                               44,030
                                                         ---------     ---------     ---------     ---------   ----------
       Net assets available for benefits                $5,520,301    $4,064,179    $3,646,184    $1,044,681  $24,037,778
                                                         ---------     ---------     ---------     ---------   ----------
                                                         ---------     ---------     ---------     ---------   ----------

The accompanying notes are an integral part of these financial statements.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                         FOR THE YEAR ENDED DECEMBER 31, 1996
                                      ----------

                                                                    FDIC        Stable
                                                        Cash       Pooled       Value       Intermediate       Value
                                                      Clearing     Savings      Income         Term           Momentum
                                                        Fund        Fund         Fund        Bond Fund       Equity Fund
                                                      --------     -------      ------       ---------       -----------
Balances at December 31, 1995                         $44,030    $3,498,528   $3,472,183    $2,747,692       $5,520,301

Additions:
  Contributions:
    Employer                                          228,761       192,873      139,396       116,507          199,455
    Employee                                          192,287       587,170      536,043       441,276        1,077,192
                                                    ---------    ----------   ----------     ---------       ----------
          Total contributions                         421,048       780,043      675,439       557,783        1,276,647
                                                    ---------    ----------   ----------     ---------       ----------
  Interest income                                         (14)       82,453      215,185        13,685           24,907
  Dividend income                                                                              159,444          426,464
  Net (depreciation) appreciation in investments                                              (106,750)       1,008,283
                                                    ---------    ----------   ----------     ---------       ----------
          Total earnings                                  (14)       82,453      215,185        66,379        1,459,654
                                                    ---------    ----------   ----------     ---------       ----------
          Total additions                             421,034       862,496      890,624       624,162        2,736,301
                                                     ---------    ----------   ----------     ---------       ----------
Deductions:
  Distributions                                           (68)     (321,038)    (304,471)     (257,636)        (478,055)
                                                    ---------    ----------   ----------     ---------       ----------
          Total deductions                                (68)     (321,038)    (304,471)     (257,636)        (478,055)
                                                    ---------    ----------   ----------     ---------       ----------
Transfers                                             (43,320)     (135,516)    (157,700)     (286,933)        (374,120)
                                                    ---------    ----------   ----------     ---------       ----------
Balances at December 31, 1996                        $421,676    $3,904,470   $3,900,636    $2,827,285       $7,404,427
                                                    ---------    ----------   ----------     ---------       ----------
                                                    ---------    ----------   ----------     ---------       ----------

                                                     Growth         Company          Participant
                                                  Equity Fund      Stock Fund         Loan Fund         Total
                                                  -----------      ----------        -----------        -----
Balances at December 31, 1995                      $4,064,179      $3,646,184         $1,044,681     $24,037,778
Additions:
  Contributions:
    Employer                                          203,648         186,280                          1,266,920
    Employee                                        1,029,200         834,801                          4,697,969
                                                    ---------      ----------         ----------      ----------
          Total contributions                       1,232,848       1,021,081              -           5,964,889
                                                    ---------      ----------         ----------       ---------
  Interest income                                      22,009          23,928                            382,153
  Dividend income                                     439,289                                          1,025,197
  Net (depreciation) appreciation in investments      524,640      (1,450,162)                           (23,989)
                                                    ---------      ----------         ----------       ---------
          Total earnings                              985,938      (1,426,234)             -           1,383,361
                                                    ---------      ----------         ----------       ---------
          Total additions                           2,218,786        (405,153)             -           7,348,250
                                                    ---------      ----------         ----------       ---------
Deductions:
  Distributions                                      (312,663)       (154,721)           (88,362)     (1,917,014)
                                                    ---------      ----------         ----------       ---------
          Total deductions                           (312,663)       (154,721)           (88,362)     (1,917,014)
                                                    ---------      ----------         ----------       ---------
Transfers                                            (347,739)        611,106            732,955          (1,267)
                                                    ---------      ----------         ----------       ---------
Balances at December 31, 1996                      $5,622,563      $3,697,416         $1,689,274     $29,467,747
                                                    ---------      ----------         ----------       ---------
                                                    ---------      ----------         ----------       ---------

The accompanying notes are an integral part of these financial statements.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                      ----------


1.  Description Of The Plan:

    The following description of the International Rectifier Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a defined contribution plan which covers all eligible employees of International Rectifier Corporation (the "Company"). The Plan commenced on April 1, 1988 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    ELIGIBILITY

    An eligible employee is any person who is a full-time employee in the United States working at least one thousand hours per year.

    CONTRIBUTIONS

    Each year, participants may contribute up to 20% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes an amount equal to 150% of the first $200 of the participant's contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year.

    VESTING

    Participants are immediately vested in their contributions plus actual earnings thereon and in the Company's matching plus actual earnings thereon.

    PARTICIPANT ACCOUNTS

    Each participant's account is credited with (a) the participant's contribution and allocations of (b) the Company's contribution and (c) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



Continued

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                      ----------




1.  Description Of The Plan, Continued:

    INVESTMENT PROGRAMS

    All accounts are held in trust funds and invested in accordance with the terms of the Plan and investment options elected by Plan participants. During the Plan year ended December 31, 1996, the Plan consisted of six eligible investment option funds. A brief description of these funds is as follows:

         THE FDIC POOLED SAVINGS FUND - consists of passbook savings accounts and certificates of deposit at banks and savings and loan associations. The investments are federally insured.

         THE STABLE VALUE INCOME FUND - primarily invests in Guaranteed Investment Contracts ("GICs") issued by select insurance companies which guarantee the interest and payment at maturity with the full resources of the issuing insurance company. This fund also invests in money market funds or money market instruments with monies awaiting more permanent investments. The GICs have both fixed and floating rates and as a result, produce an overall blended rate of return in addition to credit diversification and liquidity. As of December 31, 1996 and 1995, credited interest rates ranged from 5.11% to 8.94% and 4.50% to 8.93%, respectively. During the years ended December 31, 1996 and 1995, average yields were 5.90% and 5.89%, respectively. The fund's GICs are fully benefit responsive.

         THE INTERMEDIATE TERM BOND FUND - is designed to provide a high total return with minimal maturity and interest rate risk. The fund consists of U.S. Treasury and mortgage securities, as well as investment grade corporate bonds with short and intermediate maturities.

         VALUE MOMENTUM EQUITY FUND - seeks to provide long-term growth of capital with below market volatility by investing in equity securities of undervalued companies experiencing positive price and earnings momentum.


Continued

         THE GROWTH EQUITY FUND - seeks to provide long-term growth and increased future income through investments in equity securities of well established growth companies with demonstrated growth in earnings. The Growth Equity Fund allows for potentially higher rates of return than the Value Momentum Equity Fund, however, with increased associated risk.

         THE COMPANY STOCK FUND - is invested solely in International Rectifier Corporation Common Stock. The objective of this fund is to permit employees to participate in the ownership of the Company. This fund has the highest risk level of the six investment funds.

         Any amounts to be invested in Company stock are first invested in an interest-bearing money market account, entitled the stock liquidity fund, until the Company stock is purchased.

    Participants can allocate their contributions and account balances to any or all of the funds (contributions must be allocated in 20% blocks). Participants may transfer their balances, or a portion thereof, from one fund to another via a telephone voice response unit.

    The number of participants in each fund at December 31, 1996 was as follows:

         FDIC Pooled Savings Fund                     823
         Stable Value Income Fund                     622
         Intermediate Term Bond Fund                  664
         Value Momentum Equity Fund                   889
         Growth Equity Fund                           843
         Company Stock Fund                           747
         Participant Loan Fund                        369


Continued

    CASH CLEARING FUND

    The Cash Clearing Fund temporarily holds cash from the time an investment in one fund is liquidated and a purchase in another fund is settled. The contribution income recorded in the Cash Clearing Fund for the year ended December 31, 1996 primarily represents the contributions receivable from the employer and employee at December 31, 1996. These contributions receivable have been recorded in the Cash Clearing Fund as the contributions are to be allocated to new investment options implemented effective January 1, 1997 under the agreement entered into with Fidelity Management Trust Company (Note 6).

    PARTICIPANT LOANS

    The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates ranged from 7.80% to 9.00% for the year ended December 31, 1996. Principal and interest is paid ratably through monthly payroll deductions.

    PAYMENT OF BENEFITS

    On termination of service, a participant with an account balance greater than $3,500 may elect to receive either a lump-sum amount equal to the value of the participant's account or installments in the form of various types of annuities, as defined by the Plan. A participant with an account balance less than or equal to $3,500 must receive the value of his or her account as a lump-sum distribution.



Continued

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                      ----------

2.  Summary Of Accounting Policies:

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared under the accrual method of accounting.

    INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's investments are stated at fair value except for investments in the Stable Value Income Fund (see below). Shares of registered investment company pooled separate accounts and bank collective trust funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

    Investments in the Stable Value Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions, net of distributions made under the Plan, plus interest earned at the contract rate.

    Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average cost method.

    The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

    PAYMENT OF BENEFITS

    Benefits are recorded when paid.

    ADMINISTRATIVE EXPENSES

    The Company pays for all administrative expenses of the Plan.




Continued

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                      ----------

2.  Summary Of Accounting Policies, Continued:

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CONCENTRATIONS

    Net assets available for benefits at December 31, 1996 were concentrated as follows:

                                           Percentages Of Net Assets
       Investment Programs                  Available For Benefits
       -------------------                  -------------------------

    Cash Clearing Fund                                 1.4%
    FDIC Pooled Savings Fund                          13.3
    Stable Value Income Fund                          13.2
    Intermediate Term Bond Fund                        9.6
    Value Momentum Equity Fund                        25.1
    Growth Equity Fund                                19.1
    Company Stock Fund                                12.6
    Participant Loan Fund                              5.7


    Standard & Poor's credit ratings for insurers holding GICs range from A+ to AAA at December 31, 1996.

    The Plan is exposed to credit loss for the amount of the investments in the event of nonperformance by the other parties to the investment transactions. However, nonperformance by the counterparties is not anticipated.



Continued

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                      ----------

3.  Plan Termination:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The accounts of the participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the termination date, which will be treated as a valuation date.


4.  Reconciliation Of Financial Statements To Form 5500:

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                        DECEMBER 31,
                                                                    -------------------
                                                                   1996           1995
                                                                   ----           ----
    Net assets available for benefits per the financial
       statements                                              $29,467,747    $24,037,778

    Less, Contributions, dividends and interest receivable         421,347        441,471
                                                                ----------     ----------

    Net assets available for benefits per the Form 5500        $29,046,400    $23,596,307
                                                                ----------     ----------
                                                                ----------     ----------

    The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the year ended
    December 31, 1996:

    Total additions to net assets per the financial statements          $7,348,250

    Less, Contributions, dividends and interest receivable at
        December 31, 1996                                                  421,347

    Add, Contributions, dividends and interest receivable at
        December 31, 1995                                                  441,471
                                                                        ----------

    Total additions to net assets per the Form 5500                     $7,368,374
                                                                        ----------
                                                                        ----------



Continued

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                      ----------


5.  Tax Status Of The Plan:

    The Internal Revenue Service has determined and informed the Company by a letter dated May 1990 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

    Under the provisions of Section 401(k) of the Internal Revenue Code, contributions to the Plan are not taxable until distributed to the participants.


6.  Subsequent Event:

    On January 13, 1997, the Company and Fidelity Management Trust Company entered into an agreement, dated December 31, 1997, for Fidelity Management Trust Company to hold and invest Plan assets in trust among several investment options selected by the administrative committee, and to perform certain recordkeeping and administrative functions under the Plan to be effective as of January 1, 1997.

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               AS OF DECEMBER 31, 1996
                                      ----------


                                                                                                                   (e) Current/
          (b) Identity Of Issue, Borrower,  (c) Description Of Investment Maturity Date,                            Contract
  (a)         Lessor Or Similar Party       Rate Of Interest, Collateral, Par Or Maturity Value   (d) Cost            Value
  --        ---------------------------     ---------------------------------------------------       ----          ----------
  *  Union Bank                             FDIC Pooled Savings Fund                              $3,904,470        $3,904,470
                                            Stable Value Income Fund                               3,900,636         3,900,636
                                            Intermediate Term Bond Fund                            2,889,725         2,827,285
                                            Value Momentum Equity Fund                             6,004,327         7,404,427
                                            Growth Equity Fund                                     4,992,643         5,622,563

     Participant Loans                      Interest rates ranging from 7.80% to 9.00%             1,689,274         1,689,274

  *  International Rectifier Corporation    Common Stock, $1.00 par value                          3,663,090         3,697,416






*   Party-in-interest

                         INTERNATIONAL RECTIFIER CORPORATION
                               RETIREMENT SAVINGS PLAN

                         SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1996

         UNDER ERISA, A REPORTABLE TRANSACTION IS A TRANSACTION OR SERIES OF
          TRANSACTIONS THAT INVOLVES MORE THAN 5% OF THE FAIR VALUE OF PLAN
            ASSETS AT THE BEGINNING OF THE YEAR.  THE FOLLOWING REPRESENTS
          REPORTABLE TRANSACTIONS FOR THE PLAN YEAR ENDED DECEMBER 31, 1996
                                      ---------

                     (b) Description Of Asset
 (a) Identity Of    (Include Interest Rate And    (c) Purchase   (d) Selling  (e) Lease
  Party Involved    Maturity In Case of A Loan)       Price         Price       Rental
 ---------------    ---------------------------   ------------   -----------  ---------
*   Union Bank       FDIC Pooled Savings Fund       $4,949,544
                     Stable Value Income Fund        1,942,074
                     Participant Loan  Fund          1,207,605
                     Value Momentum Equity Fund      2,950,748
                     Growth Equity Fund              2,792,275

*   International
     Rectifier       Common Stock                    2,934,393
                                                   -----------
                            Total                  $16,776,639
                                                   -----------
                                                   -----------
*   Union Bank       FDIC Pooled Savings Fund                    $4,476,827
                     Stable Value Income Fund                     1,432,545
                     Value Momentum Equity Fund                   1,983,941
                     Growth Equity Fund                           1,673,720
*   International
     Rectifier       Common Stock                                 1,363,449
                                                                -----------
                            Total                               $10,930,482
                                                                -----------
                                                                -----------
                                                      (h) Current
                       (f) Expense                       Value
                         Incurred                       Of Asset
 (a) Identity Of           With          (g) Cost      On Transac-     (i) Net Gain
  Party Involved        Transaction      Of Asset       tion Date        Or (Loss)
 ---------------        -----------      --------      -----------     -----------
*   Union Bank                          $4,949,544     $4,949,544            -
                                         1,942,074      1,942,074            -
                                         1,207,605      1,207,605            -
                                         2,950,748      2,950,748            -
                                         2,792,275      2,792,275            -

*   International
     Rectifier                           2,934,393      2,934,393            -
                                        ----------     ----------         -------

                                       $16,776,639    $16,776,639            -
*   Union Bank                          ----------     ----------         -------
                                        ----------     ----------         -------

                                         4,476,827     $4,476,827           -
                                         1,432,545      1,432,545           -
                                         1,789,944      1,983,941        $193,997
*   International                        1,484,028      1,673,720         189,692
     Rectifier

                                         1,819,891      1,363,449        (456,442)
                                        ----------     ----------         -------

                                       $11,003,235    $10,930,482        ($72,753)
                                        ----------     ----------          ------
                                        ----------     ----------          ------

*Party-in-interest